Mail Stop 6010

April 6, 2006

James M. McNeill
Senior Vice President, Chief Financial
Officer, Secretary and Treasurer
Pediatric Services of America, Inc.
310 Technology Parkway
Norcross, GA 30092

      Re: Pediatric Services of America, Inc.
             Form 10-K for Fiscal Year Ended September 30, 2005
             Filed December 14, 2005
             File No. 000-23946

Dear Mr. McNeill:

      We have completed our review of your Form 10-K and have no further comments at this time.

      Sincerely,

      Kevin Woody
      Branch Chief